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                   B A S S,  B E R R Y  &  S I M S    P L C
                   A PROFESSIONAL LIMITED LIABILITY COMPANY
                               ATTORNEYS AT LAW
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                                                                                    NASHVILLE OFFICE:
ROBERT J. DELPRIORE                       THE TOWER AT PEABODY PLACE         315 DEADERICK STREET, SUITE 2700
TEL:   901-543-5904                      100 PEABODY PLACE , SUITE 950            NASHVILLE, TN 37238-0002
FAX:  901-543-5999                       MEMPHIS, TENNESSEE 38103-2625                (615) 742-6200
EMAIL: rdelpriore@bassberry.com                 (901) 543-5900
www.bassberry.com                                                                    KNOXVILLE OFFICE:
                                                                              900 SOUTH GAY STREET, SUITE 1700
                                                                                    KNOXVILLE, TN 37902
                                                                                      (865) 521-6200
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                                    June 6, 2000


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:   EagleDirect.com, Inc. - Application for Withdrawal
           Form S-1 filed October 26, 1999 (and all amendments thereto) Registration No. 333-89681

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, EagleDirect.com, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-89681 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 26, 1999.

     Based upon changed circumstances regarding the securities market, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been issued or sold under the Registration Statement.

     The Registrant further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at
(901)543-5904.

                                    Sincerely,


                                    /s/ Robert J. DelPriore
                                    ------------------------------
                                        Robert J. DelPriore, Esq.
                                        for Bass, Berry & Sims PLC

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